SUBSEQUENT EVENTS

The Board of Trustees of Northern Lights Fund Trust II
(the Trust) held a Special Meeting of the Shareholders of the Mariner Managed Futures Strategy Fund (formerly the Mariner Hyman Beck Fund (the Fund), a series of the Trust, on
March 14, 2014 for the purpose of approving an Investment Advisory Agreement, by and among the Trust and Monte Capital Group LLC.

At the close of business December 3, 2013, the record date for the Special Meeting of Shareholders, there were outstanding 682,650 shares of beneficial interest of the Fund. Accordingly, shares represented in person and by proxy at the Special Meeting equaled 51.55% of the outstanding shares of the Fund. Therefore, a quorum was present for the Fund.

With respect to approval of a proposed Investment Advisory
Agreement the following votes were cast:

For Approval:     267,365 shares voted
Against Approval:   5,377 shares voted
Abstained:         72,018 shares voted